UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File Number 001-34175

ECOPETROL S.A.
(Exact name of registrant as specified in its charter)
N.A.
(Translation of registrant’s name into English)
COLOMBIA
(Jurisdiction of incorporation or organization)
Carrera 13 No. 36 – 24
BOGOTA D.C. – COLOMBIA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Ecopetrol S.A. Announces that It Will Apply for Voluntary Delisting from the Toronto Stock Exchange

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) (“Ecopetrol” or the "Company”) announces that the Company will apply for the voluntary delisting of the Company's American Depository Shares (the "ADRs") from the Toronto Stock Exchange (the "TSX") pursuant to Section 720 of the TSX Company Manual.

In an ordinary meeting held on January 27, 2016, Minute No.232, the Board of Directors made the decision to delist from the TSX. This decision was based on the Board of Director’s assessment of, among other factors, the limited trading activity of the ADRs in Canada, a liquid market for the ADRs on the New York Stock Exchange (the "NYSE") and for the ordinary shares on the local Colombian Stock Exchange (Bolsa de Valores de Colombia), both of which enable interested investors to acquire a participation in Ecopetrol S.A. In addition, the time and administrative efforts associated with maintaining the listing of the ADRs on the TSX were also taken into account.

After delisting from the TSX, the ADRs will continue to trade on the NYSE and the ordinary shares will continue to trade in the Colombian stock market. Therefore, the Company will continue to be subject to United States as well as Colombian reporting and corporate governance obligations.

The Company expects the delisting to be effective on March 2, 2016.

Bogota, February 17, 2016

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Ecopetrol is the largest company in Colombia and is an integrated oil & gas company; it is among the top 50 oil companies in the world and among the four top ones in Latin America. Besides Colombia - where it generates over 60% of the national production - it has exploration and production activities in Brazil, Peru & the US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia and most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Corporate Finance and Investor Relations

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

e-mail: mauricio.tellez@ecopetrol.com.co

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

By:	/s/ María Fernanda Suárez
	Name:	María Fernanda Suárez
	Title:	Chief Financial Officer

Date: February 17, 2016